Exhibit 23.1
Consent of Independent Registered Public Accounting Firms
We consent to the use of our reports dated February 19, 2026, with respect to the consolidated financial statements of Rio Tinto Group, comprising Rio Tinto plc and Rio Tinto Limited, together with their subsidiaries, and the effectiveness of internal control over financial reporting, incorporated herein by reference and to the reference to our firms under the heading “Experts” in the prospectus.

/s/ KPMG LLP KPMG LLP London, United Kingdom May 7, 2026	/s/ KPMG KPMG Perth, Australia May 7, 2026

KPMG, an Australian partnership and KPMG LLP, a UK limited liability partnership, are member firms of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by Guarantees.

KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation